SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 28, 2008

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F X      Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):

Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes          No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated November 28, 2008, announcing that STMicroelectronics has updated its fourth quarter outlook.

 PR No. C2590C

STMicroelectronics Updates 2008 Fourth Quarter Outlook

Geneva, November 28, 2008 - STMicroelectronics (NYSE: STM) announced today that its revenue for the fourth quarter would be below the outlook provided in the Company’s news release dated October 28, 2008. Based on current visibility, the Company now expects fourth quarter revenues to be between approximately $2.2 billion and $2.35 billion, as compared to $2.7 billion reported in the prior quarter, or a sequential change in the range of about -12.8% to -18.4%. The revised revenue outlook is the consequence of a recent slowdown in the billings, recent and substantial changes in customers’ demand and order push-outs for the month of December. This situation reflects the well-known weaknesses in the industry, across most geographies and market segments, and, in particular, in wireless, automotive, and computer peripherals.

The Company is reacting to the weaker-than-anticipated demand environment with a further reduction of manufacturing activity and reduced sourcing from third-party suppliers, compared to planned activities when entering the quarter. Primarily as a result of higher-than-anticipated unused capacity charges in the quarter, the gross margin expected for the fourth quarter 2008 is now about 38% plus or minus one percentage point.

Additionally, the Company continues to aggressively implement cost-control initiatives and is progressing in its accelerated effort to capture the cost synergies from the recent creation of ST-NXP Wireless.

This outlook is based on an assumed effective currency exchange rate of approximately $1.40 = €1.00 for the 2008 fourth quarter, which reflects current exchange rate levels combined with the impact of existing hedging contracts. Additionally, as per the prior outlook for Q4 2008 released on October 28, 2008,  this outlook includes the results of the ST-NXP Wireless joint venture - which began operations on August 2, 2008 - for the full quarter, but excludes an estimated $30 million cost in the fourth quarter 2008 due to inventory step-up purchase accounting adjustments related to the former NXP Wireless business.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of

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1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	further deterioration on the worldwide financial markets, economic recession in one or more of the world’s major economies and the effect on demand for semiconductors

Additional factors are mentioned in our press release of October 28th, 2008.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including our Form 20-F, could have a material adverse effect on our results of operations or financial condition.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2007, the Company’s net revenues were $10 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: November 28, 2008	By:	/s/ CARLO FERRO
	Name:	Carlo Ferro
	Title:	Executive Vice President and
Chief Financial Officer